08204575

MEDIASET

12g3-2(b)

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL





10015142

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 29th January 2010

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of January.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 2/2

GRUPPO MEDIASET

PRESS RELEASE

MEDIASET S.P.A.

€300 MILLION BOND ISSUE

Following the press release issued on 15 December 2009 and in line with the resolution of the board of directors of the same date, Mediaset S.p.A. has announced that it today successfully concluded the issue of an unrated bonded loan, the company's first on the Eurobond market and open solely to qualified investors for a total nominal value of €300 million. Investors' demand for the bond was above € 1.3bn, the final book being more that 4 times oversubscribed.

The main characteristics of the bonds are as follows:

- units of €50,000 and multiples of €1000 up to €99,000;

- expiring 1 February 2017;

- a fixed gross annual coupon of 5,00 %;

- an issue price of 99,538%.

It is expected that regulations for the bonds will be established on 1 February] 2010. Bonds will be traded on the Luxembourg Stock Exchange.

The placement operation was managed by Banca IMI, BNP Paribas and Deutsche Bank, as joint lead managers.

The operation will make it possible to extend the average expiry dates of the Mediaset Group's debt.

* * *

This Press Release is not an offer for the purchase of bonds in the United States. The bonds have not, and will not, be registered as per the United States Securities Act del 1933, as modified ("Securities Act"), or in the terms of any financial regulation in any of the states of the United States, or on behalf or to the benefit of a "U.S. person", as per the definition given by Regulation S of the Securities Act, unless within the limits of applicable exceptions, i.e., an operation not subject to registration requirements under the Securities Act.
This Press Release is not a public offer of financial products in Italy, as per art. 1, para. 1, letter. t), of Legislative Decree N°58 of 24 February 1998 .
This Press Release is exclusively aimed at subjects (i) outside the United Kingdom; (ii) with professional credentials in maters pertaining to financial investments, as per art. 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as modified ("Order") or (iii) covered by the definition of art. 49, second para. from a) to d) of the Order or (iv) those to whom this Press Release may be sent without violating the terms of article 21 of the Financial Services and Markets Act 2000 (collectively identified as "relevant persons"). This Press Release is aimed solely at such relevant persons who may not pass it on to others. All forms of investment referred to by this Press Release is exclusively reserved to relevant persons and may only be effected by relevant persons.
This Press Release is not an offer of sale or an invitation to invest in financial products. Moreover, bonds may not be sold in any country or jurisdiction in which such an offer might be considered illegal. No action has or will be taken to permit a public offer of the bonds under any jurisdiction, including in Italy.

![GRUPPO MEDIASET]

12g3-2(b)

Stabilisation/FSA/ICMA

This Press Release (and the information contained herein) is not for publication, either directly or indirectly, in the United States

Cologno Monzese, 21 January 2010

Department of Corporate Communications and Image
Tel. +39 022514.9251
Fax +39 022514.9286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 022514.7008
Fax +39 022514.8535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

MEDIASET

12g3-2(b)

2010 CALENDAR OF MEETINGS

23 March, 3,30 pm 24 March	Board of Directors meeting to approve the draft 2009 financial statements * * * * * Analysts Presentation
20 April, 10 am (I) **21 April, 10 am (II)**	General Shareholders' Meeting to approve the 2009 financial statements
11 May, 3,30 pm 11 May	Board of Directors meeting to approve the quarterly report to March 31, 2010 * * * * * Analysts Presentation
29 July, 3,30 pm 29 July	Board of Directors meeting to approve the half year report to June 30, 2010 * * * * * Analysts Presentation
9 November, 3,30 pm 9 November	Board of Directors meeting to approve the quarterly report to September 30, 2010 * * * * * Analysts Presentation

Promptly notice will be given of any changes to the aforementioned information.

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BERLUSCONI*	NOME / FIRST NAME	*MARINA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*MEDIASET*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA GIURIDICA, SOCIETÀ DI PERSONE O TRUST STRETTAMENTE LEGATA AD UN SOGETTO RILEVANTE O AD UNA PERSONA FISICA DI CUI AL PUNTO PRECEDENTE / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST CLOSELY ASSOCIATED WITH A RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST

RAGIONE SOCIALE / CORPORATE NAME	*HOLDING ITALIANA QUARTA SPA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
25/01/2010	A	IT0001063210	MEDIASET	AZO	20,000	5.7	114,000	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							114,000		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													114,000		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*BERLUSCONI*	NOME / FIRST NAME	*MARINA*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*MEDIASET*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA GIURIDICA, SOCIETÀ DI PERSONE O TRUST STRETTAMENTE *LEGATA AD UN SOGETTO RILEVANTE* O AD UNA PERSONA FISICA DI CUI AL PUNTO PRECEDENTE / LEGAL PERSON, UNLIMITED PARTNERSHIP OR TRUST CLOSELY ASSOCIATED WITH A RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA GIURIDICA, SOCIETA' DI PERSONE O TRUST / *LEGAL PERSON, UNLIMITED PARTNERSHIP* OR TRUST

RAGIONE SOCIALE / CORPORATE NAME	*HOLDING ITALIANA QUARTA SPA*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
26/01/2010	A	IT0001063210	MEDIASET	AZO	20,000	5.625	112,500	MERC-IT	
27/01/2010	A	IT0001063210	MEDIASET	AZO	30,000	5.55	166,500	MERC-IT	Unica operazione valorizzata al p.m. ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							279,000		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-*sexies, comma* 1, *lett.* b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, *letters* b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													279,000		

1. *Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1* / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica *internazionale (es. UIC per l'Italia) / ISIN code must be indicated* whenever the financial istrument received that code from an appointed *international agency (e.g. UIC for Italy)*
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di *risparmio / saving shares*
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments *convertible into shares or exchangeable for shares*
   - - = azione non quotata / - = non *listed share*
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type *(see note 2) and with* the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in *hundredths (e.g. for a bond negotiated below par value at a price of 99* indicate 0.99, whereas for a bond negotiated above the par value at a *price of 101 indicate 1.01).*
6. *Indicare* l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o *ai blocchi / off-amarket transaction or block*
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, *for any disposal, the stock options' strike price*
   - ESE-DE = esercizio di strumento derivato o *regolamento di altri contratti derivati (future, swap) / exercise* of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / *future contracts*
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - *DIR = diritti / rights*
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica *internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard* derivatives or whenever the financial instrument did not receive that code from an appointed *international agency (e.g. UIC for Italy).*
11. *Indicare lo strumento finanziario collegato alle azioni* / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)